October 11, 2013

Kathy Churko Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Lazard Alternative Strategies 1099 Fund Registration Statement on Form N-14 File Nos: 333-190952 and 811-22590

Dear Ms. Churko,

On behalf of Lazard Alternative Strategies 1099 Fund (the “Fund”), we are hereby filing this letter in connection with our telephone conversation on October 1, 2013, in which you provided comments on the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of Lazard Alternative Strategies Fund, L.L.C. (“LAS”) into the Fund (the “Reorganization”). Below, we describe the changes we have made in response to your comments and provide the information you requested. Additionally, attached to this letter as Appendix A are the draft changed pages of the Registration Statement addressing the comments.

For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

1.                  Please incorporate any comments provided by the Staff on the Registration Statement into the Fund’s Post-Effective Amendment to its Registration Statement on Form N-2, as applicable.

All such comments have been incorporated.

2.                  Please ensure that the statements required by Item 1 of Form N-14 to be included on the outside front cover page of the prospectus appear as required.

The Fund confirms that the statements required by Item 1 of Form N-14 are included in the first two pages of the Prospectus/Proxy Statement, which the Fund considers to be the outside front cover page of the Prospectus/Proxy Statement.

3.                  In Questions and Answers Item 3 please explain what it means that interests of LAS are not registered under the Securities Act of 1933, as amended.

The requested clarification has been made.

4.                  In Questions and Answers Item 7 please add a statement that the actual and pro forma net annual expenses for the 1099 Fund are higher than for LAS.

The requested clarification has been made.

5.                  Please revise the second paragraph of Questions and Answers Item 7 to reflect that the pro forma expense table assumes the consummation of the Reorganization as of the beginning of the most recently completed fiscal year (i.e., April 1, 2012).

The requested revision has been made.

6.                  In the fee table on page 4, please delete “combined with LAS” in the pro forma column.

The requested revision has been made.

7.                  Please revise the fee table on page 4 to remove “Total Direct Expenses” and “Total Direct Expenses After Waiver” and to move “Acquired Fund Fees and Expenses” above “Less: Fees Waived/Expenses Absorbed”.

The requested revision has been made.

2

8.                  Please file the Expense Limitation Agreement between the Fund and the Adviser (the “Expense Limitation Agreement”) as an exhibit to the Fund’s next Post-Effective Amendment to its Registration Statement on Form N-2.

The Expense Limitation Agreement will be filed as an exhibit to the Fund’s next Post-Effective Amendment filing.

9.                  Please confirm that under the terms of the Expense Limitation Agreement the Adviser does not have the right to recoup any waived fees.

The Fund confirms that the Adviser does not have the right to recoup any waived fees.

10.              Please revise the paragraph following the footnotes to the pro forma expense table to reflect that the pro forma expense table assumes the consummation of the Reorganization as of the beginning of the most recently completed fiscal year (i.e., April 1, 2012).

The requested revision has been made.

11.              Please confirm that the figures included in the expense examples are correct.

The Fund confirms that the figures in the expense examples are correct.

12.              Please explain supplementally how the aggregate taxable gain described in Questions and Answers Item 8 was calculated.

The Fund has removed the language regarding the aggregate taxable gain that was based on the book and tax basis of LAS Members. Instead, the Fund has illustrated the tax consequences of the Reorganization by providing the aggregate amount of taxable gain to LAS itself based on the cost basis and fair value of Portfolio Funds in which LAS is invested.

13.              In Questions and Answers Item 14 please further clarify the differences in risks between LAS and the 1099 Fund, if any. Please also clarify that “Fund” refers to both LAS and the 1099 Fund in that section.

The requested clarification has been made.

14.              Please add an item to the Questions and Answers section discussing the costs of the Reorganization and who is bearing such costs. Please also add an estimate of the transaction costs involved in LAS converting its portfolio investments to investments in offshore Portfolio Funds.

The requested revisions have been made.

3

15.              In the section entitled “Certain Federal Income Tax Consequences,” please include a discussion of how the Reorganization will impact the cost basis, holding period and capital loss carryforwards of LAS Members’ investments.

The requested clarifications have been made. The Fund notes, however, that because LAS is a partnership, which passes through its taxable gain or loss to Members, it does not have capital loss carryforwards.

16.              Please explain supplementally the basis for the Reorganization being a taxable transaction and clarify what conditions the last sentence of the section entitled “Certain Federal Income Tax Consequences” is referring to.

The requested clarification has been made.

17.              Please explain supplementally whether the LAS Board considered whether liquidating LAS would be in the best interests of Members, given that the portfolio will essentially be liquidated in connection with the Reorganization, and if so, please disclose those considerations in the “Board Consideration of the Plan” section of the Registration Statement.

The “Board Consideration of the Plan” section has been revised to clarify that the Board considered factors relating to a potential liquidation of LAS.

18.              Please confirm supplementally that the differences in the fundamental investment restrictions of LAS and the 1099 Fund are non-substantive wording differences.

The Fund confirms that the differences in the Funds’ fundamental investment restrictions are non-substantive wording differences.

19.              Please disclose the amounts payable by each of LAS and the 1099 Fund to BNYM-AIS as administrator and transfer agent to the Fund.

The requested clarification has been made.

20.              Please explain supplementally how, in light of the limitations on liquidity, redemptions and transferability of interests in Portfolio Funds, LAS will transfer its investments in domestic Portfolio Funds to offshore Portfolio Funds.

Because the Portfolio Funds held by LAS are generally domestic Portfolio Funds that are managed by the same Portfolio Managers that manage the offshore Portfolio Funds in which the 1099 Fund is invested, the Portfolio Managers have agreed to permit LAS to transfer its investments to the corresponding offshore Portfolio Fund. LAS will, however, have to withdraw from one Portfolio Fund that does not have an offshore counterpart, Echo Street Capital Partners (QP), L.P. In connection with this withdrawal, LAS expects that it will be charged a redemption fee.

4

21.              Please revise the disclosure in the cover page of the Statement of Additional Information to reflect that the Pro Forma Financial Statements present the financial information as if the Reorganization had been consummated on April 1, 2012, rather than March 31, 2013.

The requested revision has been made.

22.              Please confirm supplementally that the information required by Item 12 of Form N-14 with respect to the 1099 Fund is contained in the Registration Statement.

The information required by Item 12 is contained in the Prospectus of the Fund, which is incorporated by reference into and is included with the Prospectus/Proxy Statement.

23.              Please add a summary describing the Reorganization at the beginning of the Pro Forma Financial Statements.

The requested revision has been made.

24.              In the Schedule of Investments in the Pro Forma Financial Statements, please revise the heading of the last column so that it reads “1099 Fund (pro forma).”

The requested revision has been made.

25.              In the Schedule of Investments in the pro forma financial statements, please add an adjustment column for the investments of LAS that are being transferred to the 1099 Fund.

The requested revision has been made.

26.              Please explain why in the Schedule of Investments, the figures in the cost column for Numen Credit Opportunities Fund Inc. are the same for LAS and the 1099 Fund but the figures in the fair value column differ.

The cost basis for Numen Credit Opportunities Fund Inc. is the same for both Funds but the fair market values of the investment are different because the Funds’ investments in Numen Credit Opportunities Fund Inc. were made at different points in time.

27.              In the adjustments column of the Statement of Assets and Liabilities, please reflect any transaction costs of LAS in connection with the conversion of its portfolio from domestic to offshore Portfolio Funds.

The requested revision has been made.

28.              Please explain why offering expenses in the Statement of Operations for the 1099 Fund have been removed from the pro forma column.

The Fund has revised the pro forma column of the Statement of Operations so that the 1099 Fund’s one-time offering costs in the 2013 fiscal year are now included in the column.

5

29.              Please explain supplementally why the Advisory Fee line item does not reflect the Incentive Allocation and state when the Incentive Allocation was paid.

The Advisory Fee line item does not reflect the Incentive Allocation as the Incentive Allocation is not an expense of LAS. Rather, the Incentive Allocation represents a reallocation (as of the last day of each calendar year) of a portion of the capital appreciation from Members’ capital accounts to the special member account of an affiliate of the Adviser.

30.              Please add a tax note to the Pro Forma Financial Statements and state that pro forma balances do not include tax liabilities incurred by members of LAS.

The requested clarification has been made.

31.              At the end of Note 3 to the Pro Forma Financial Statements, please provide an estimate of the costs of the Reorganization to be paid (as a related party expense).

The requested revision has been made.

32.              Please confirm supplementally that an analysis in accordance with the North American Security Trust (“NAST”) No-Action Letter was conducted in considering the accounting survivor of the Reorganization.

An analysis in accordance with the NAST No-Action Letter was conducted before concluding that the 1099 Fund will be the accounting survivor of the Reorganization.

33.              Please confirm supplementally that the Funds have reached the conclusion that the Reorganization is a taxable transaction and that a tax opinion will not be sought.

The Reorganization is a taxable transaction and a tax opinion will not be sought. When LAS withdraws capital from a Portfolio Fund, LAS will recognize a taxable gain or loss in an amount equal to the difference between the tax basis in its interest in the Portfolio Fund and the value of its interest in the Portfolio Fund at the time of the redemption. Even if the Reorganization did not contemplate such transfers of investments to the offshore Portfolio Funds, the Reorganization would be taxable because LAS, which is taxed as a partnership, would be contributing property to the 1099 Fund, which is taxed as a corporation (LAS would recognize a taxable gain or loss upon the transfer of its assets to the 1099 Fund to the extent of any unrealized appreciation or depreciation in its assets).

In connection with this filing, and as requested by the Staff, the Fund agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
6

•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen

7

Appendix A

8